UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Responsys, Inc.

(Name of Subject Company)

Responsys, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

761248103

(CUSIP Number of Class of Securities)

Daniel D. Springer

Chief Executive Officer

Responsys, Inc.

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

(650) 745-1700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Scott B. Joachim, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Senior Vice President, General Counsel and Secretary Responsys, Inc. 1100 Grundy Lane, 3rd Floor San Bruno, CA 94066 (650) 745-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Responsys, Inc., a Delaware corporation (“Company,” “Responsys,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 1100 Grundy Lane, 3rd Floor, San Bruno, California 94066, (650) 745-1700.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is Responsys’ common stock, par value $0.0001 per share (“Common Stock” or “Shares”). As of January 6, 2014, there were 51,870,830 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Responsys is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.responsys.com. The information on the Company’s website is not considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of Common Stock at a purchase price of $27.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes required by applicable law (“Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (“SEC”) on January 8, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2014 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, “Letter of Transmittal” and, together with the Offer to Purchase, “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (“Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (“Surviving Corporation”). Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. At the effective time of the Merger (“Effective Time”), each outstanding Share (other than (1) Dissenting Shares (as defined in Item 8 under the heading “Appraisal

Rights”), if any, (2) Shares that are owned by Oracle, Parent or Purchaser or any other direct or indirect subsidiary of Oracle or Parent and (3) Shares that are owned by the Company or any of the Company’s direct or indirect wholly-owned subsidiaries) will be converted into the right to receive an amount per Share equal to the Offer Price paid in the Offer (“Merger Consideration”). In connection with the Merger, each outstanding stock option, restricted stock unit and restricted stock award, whether vested or unvested, that is outstanding immediately prior to the Effective Time and that is held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time, shall be assumed by Oracle and converted automatically into an option, restricted stock unit or restricted stock award, as the case may be, denominated in shares of Oracle common stock as set forth in Item 3 of this Statement under the headings “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards.”

The Merger Agreement governs the contractual rights among the Company, Parent, Purchaser and solely for certain limited purposes, Oracle in relation to the Offer, the Merger, and the transactions contemplated therein. The Merger Agreement has been included as an exhibit to this Statement to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent, Purchaser or Oracle, in the Company’s or Oracle’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, Purchaser or Oracle. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, Purchaser or Oracle, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 500 Oracle Parkway, Redwood City, California 94065, (650) 506-7000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or as otherwise incorporated by reference herein, as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or Oracle, or their respective executive officers, directors or affiliates.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent, Purchaser and Oracle

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. See “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” above for a description of the limitations on relying on the terms of the Merger Agreement.

Confidential Disclosure Agreement

The Company and Oracle are parties to a confidential disclosure agreement for strategic matters (“Confidential Disclosure Agreement”) effective as of December 5, 2013. The Confidential Disclosure Agreement provides, among other things, that, in connection with an evaluation, negotiation, facilitation or pursuit of a possible strategic transaction, each of Oracle and the Company may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to their respective representatives who agree not to disclose such information except as contemplated by the Confidential Disclosure Agreement, or as otherwise required by law) without the consent of the other party.

This summary of the Confidential Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidential Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and Oracle are parties to an exclusivity agreement (“Exclusivity Agreement”) dated as of December 12, 2013 and effective as of December 12, 2013 whereby, in connection with discussions regarding a possible transaction between the Company and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Oracle agreed that, from December 12, 2013 through December 20, 2013, the Company, its subsidiaries and representatives would (1) terminate their existing discussions regarding a possible acquisition of the Company by a third party and (2) would not (a) solicit, initiate, or knowingly encourage, conduct or engage in any discussions or negotiations, or enter into a Third Party Acquisition (as defined in the Exclusivity Agreement) or (b) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity in connection with, or that may reasonably be expected to lead to, a third party acquisition pursuant to the terms of the Exclusivity Agreement.

This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto, respectively, and incorporated herein by reference.

Tender and Support Agreements

On December 20, 2013, Parent and Purchaser entered into tender and support agreements (“Tender and Support Agreements”) with all of the Company’s executive officers, directors and certain stockholders of the

Company affiliated with certain of the Company’s directors (each a “Supporting Stockholder”), pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Excluding Shares underlying options, RSUs and other Company compensatory awards as of January 6, 2014, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,235,648 Shares (or approximately 12.0% of all Shares outstanding as of January 6, 2014). Including Shares which may be issued under options, RSUs and other Company compensatory awards which are exercisable for or may become vested and settle for Shares within 60 days of January 6, 2014, the Supporting Stockholders collectively beneficially owned, in the aggregate, 11,414,543 Shares (or approximately 22.0% of all Shares outstanding as of January 6, 2014). The summary of the Tender and Support Agreements contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(5) hereto.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of January 6, 2014, none of Oracle, Parent or Purchaser beneficially owned any shares of Common Stock, except for shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the transactions contemplated by the Merger Agreement. The following summaries are qualified in their entirety by reference to the Company’s 2011 Equity Incentive Plan and the Company’s 1999 Stock Plan (together with the 2011 Equity Incentive Plan, “Company Stock Plans”), the Merger Agreement, the form of the Company’s Change of Control Severance Agreement, filed as Exhibit (e)(8) hereto (“Change of Control Severance Agreement”) and the form of Indemnity Agreement with the Company’s directors and officers, filed as Exhibit (e)(4) hereto, each of which is incorporated herein by reference. For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of January 6, 2014, the executive officers and directors of the Company beneficially owned, in the aggregate, 2,853,463 Shares (excluding for this purpose shares of Common Stock underlying Options, RSUs and RSAs (each as defined below), which are set forth in the tables below). If the executive officers and directors were to tender all 2,853,463 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $77,389,911 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Company’s equity awards under the Merger Agreement, assuming there is no right to change in control benefits under the Change of Control Severance Agreements or other employment arrangements, which are discussed separately below under the section “Agreements or Arrangements with Executive Officers of the Company—Employment and Change of Control Arrangements.”

Consideration for Stock Options

The Merger Agreement provides that each compensatory option to purchase Common Stock (each an “Option”) (whether vested or unvested) that is unexpired, unexercised and outstanding immediately prior to the Effective Time, and that is held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time, will, upon the occurrence of the Effective Time, be assumed by Oracle and converted automatically at the Effective Time into an option denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (“Assumed Options”), except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed Option will be determined by multiplying the number of shares of Common Stock subject to each such Assumed Option by a fraction (“Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share) and (2) the exercise price per share of each such Assumed Option will equal (a) the per share exercise price of each such Assumed Option divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

Consideration for Restricted Stock Units

The Merger Agreement provides that each award of restricted stock units of the Company outstanding under any Company Stock Plan or otherwise (each an “RSU”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time, and that is held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time, will, upon the occurrence of the Effective Time, be assumed by Oracle and converted automatically at the Effective Time into a restricted stock unit denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (“Assumed RSUs”), except that the number of shares of Oracle common stock that will be subject to each such Assumed RSU will be determined by multiplying the number of shares of Common Stock subject to each such Assumed RSU by the Award Exchange Ratio (rounded down to the nearest whole share).

Treatment of Non-Employee Director RSUs

Pursuant to the terms of the 2011 Equity Incentive Plan, all of the RSUs held by the Company’s non-employee directors outstanding immediately prior to the Effective Time shall be accelerated in full at the Effective Time.

Consideration for Restricted Stock Awards

The Merger Agreement provides that each award of shares of restricted Common Stock of the Company (regardless of whether such restrictions are time-based or performance-based) outstanding under any Company Stock Plan that is, at the time of determination, subject to forfeiture or repurchase by the Company (each a

“RSA”) (whether vested or unvested) that is outstanding immediately prior to the Effective Time, and that is held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time, will, upon the occurrence of the Effective Time, be assumed by Oracle and converted automatically at the Effective Time into a restricted stock award denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (“Assumed RSAs”), except that the number of shares of Oracle common stock that will be subject to each such Assumed RSA will be determined by multiplying the number of shares of Common Stock subject to each such Assumed RSA by the Award Exchange Ratio (rounded down to the nearest whole share).

2012 Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take such actions as may be necessary under the Company’s 2012 Employee Stock Purchase Plan (“ESPP”) (pursuant to which participants may purchase Common Stock at a discount through accumulated payroll deductions) to: (i) terminate all purchase periods under the ESPP as of the last day of the Company’s first payroll period ending after the date of the Merger Agreement (“Final Exercise Date”), (ii) provide that no further purchase periods shall commence under the ESPP on or following the Final Exercise Date; and (iii) terminate the ESPP as of the Final Exercise Date subject to the consummation of the Merger. Each outstanding right under the ESPP on the Final Exercise Date will be exercised on such date for the purchase of shares of Common Stock in accordance with the terms of the ESPP.

Company Stock Plans

At the Effective Time, the Company Stock Plans pursuant to which any Assumed Options, Assumed RSUs or Assumed RSAs have been granted will be assumed by Oracle.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming (i) all vested Options are exercised, (ii) all outstanding unvested RSUs held by directors are accelerated in connection with the Offer and the Merger, (iii) all listed Shares, Options and RSUs are vested, outstanding and exercisable, as applicable, as of January 6, 2014 and (iv) none of the provisions regarding acceleration as described under “Agreements or Arrangements with Executive Officers of the Company” below applies.

Executive Officer/Director	Shares Held (excluding Options, RSUs and RSAs) (#)		Value of Shares Held ($)	Shares Underlying Vested Options (#)	Aggregate Value for Vested Options ($) (4)	Shares Underlying RSUs Accelerating in Connection with the Transactions (#) (5)	Value of Shares Underlying RSUs Accelerating in Connection with the Transactions ($) (6)	Aggregate Value for Equity ($)
Daniel D. Springer	812,572		21,939,444	2,288,565	61,791,255	—	—	83,730,699
Scott V. Olrich	337,500		9,112,500	477,500	12,892,500	—	—	22,005,000
Andrew W. Priest	27,063		730,701	512,500	13,837,500	—	—	14,568,201
Donald E. Smith	—		—	420,625	11,356,875	—	—	11,356,875
Christian A. Paul	54,371		1,468,017	431,655	11,654,685	—	—	13,122,702
Antonio Casacuberta	1,000		27,000	595,000	16,065,000	—	—	16,092,000
Edward A. Henrich	31,943		862,461	154,046	4,159,242	—	—	5,021,703
Julian K. Ong	210,861	(1)	6,039,657	13,229	357,183	—	—	6,396,840
Robert W. Frick	630,006		17,010,162	—	—	12,770	344,790	17,354,952
Edwin J. Gillis	37,090		1,001,430	47,222	1,274,994	12,770	344,790	2,621,214
Bruce Golden	28,062		757,674	12,500	337,500	12,770	344,790	1,439,964
Gregory C. Gretsch	313,641	(2)	8,468,307	12,500	337,500	12,770	344,790	9,150,597
Michael N. Schuh	369,354	(3)	9,972,558	12,500	337,500	12,770	344,790	10,654,848

(1)	Does not include 13,021 Shares that were early exercised and are unvested and subject to repurchase by the Company as of January 6, 2014.
(2)	Includes 52,034 Shares held by the Gregory C. Gretsch Trust DTD 1/28/2000.
(3)	Includes 369,354 Shares held by The Michael N. and Mary G. Schuh 1990 Family Trust.
(4)	Value was determined by multiplying the number of Shares underlying Vested Options by the difference between $27.00 and the Option’s weighted average exercise price (rounded to the nearest dollar) and assumes the individual will exercise his vested Options in connection with the Transactions.
(5)	Assumes that all of the outstanding RSUs under the Company’s 2011 Equity Incentive Plan held by the Company’s non-employee directors and outstanding as of January 6, 2014, will be accelerated in full.
(6)	Value was determined by multiplying the number of Shares underlying RSUs accelerating in connection with Transactions as of January 6, 2014 by $27.00.

Agreements or Arrangements with Executive Officers of the Company

Change of Control and Severance Agreements

The Company has, with each of the executive officers, agreed to provide certain change in control benefits pursuant to Change of Control Severance Agreements, and each a “Change of Control Agreement.” Each Change of Control Agreement terminates automatically three years from the date it was implemented, with automatic three year extensions unless the Company gives notice of non-renewal or a change of control has occurred prior to its termination. The potential compensation to be provided to the Company’s executive officers in connection with the change in control that will result from the Merger and, for the Company’s named executive officers, under “Item 8. Additional Information—Golden Parachute Compensation,” below, is incorporated by reference herein. The following executive officers have signed Change of Control Agreements: Andrew W. Priest, Antonio Casacuberta, Christian A. Paul, Daniel D. Springer, Donald E. Smith, Edward A. Henrich, Julian K. Ong and Scott V. Olrich.

Each Change of Control Agreement provides that if the executive officer is subject to a termination of employment without “cause” or resigns for “good reason,” in each case, (i) within the three months preceding the change of control, if after the date of execution of a definitive agreement to consummate the change of control, or (ii) within the twelve months following the change of control, and in each case contingent upon his execution and non-revocation of a binding separation and release agreement, the executive officer will be entitled to receive (1) a lump sum cash payment in an amount equal to six months of his annual base salary as in effect immediately prior to the event resulting in termination, (2) accelerated vesting of 50% of his unvested equity awards immediately prior to the qualifying termination, and (3) reimbursement of premiums paid for continuation coverage for six months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

Generally, the executive officer’s Change of Control Agreement supersedes any and all cash severance arrangements and vesting acceleration arrangements on change of control under any executive officer’s prior option agreement, restricted stock unit agreement, severance and salary continuation arrangements, programs and plans which were previously offered, including change of control severance arrangements pursuant to an employment agreement or offer letter. An executive officer will not receive cash severance benefits under both the Change of Control Agreement and any other severance pay or salary continuation program, plan or other arrangement with Responsys.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the Change of Control Agreements and the executive officers may become entitled to receive the payments and benefits under the Change of Control Agreements described above.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that, prior to the closing of the Merger, unless requested otherwise by Parent, the Company shall take all actions necessary to effect the termination of the Responsys 401(k) Plan.

The Merger Agreement provides that, with respect to any “employee welfare benefit plan,” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, in which any Company employee who is continuing with Parent is or becomes eligible to participate, Parent will use reasonable efforts to cause such a plan to (i) subject to certain limitations set forth in the Merger Agreement, waive limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such a plan for such continuing employees and their eligible dependents to the same extent that such provisions would not have applied or would have been waived under the corresponding Company plan in which such continuing employee participated prior to the closing of the Merger, (ii) provide continuing employees and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such continuing employee commences participation in Parent’s benefit plans, in satisfying any applicable co-payment or deductible requirements under such Parent benefit plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company plan.

In addition, Parent will use reasonable efforts to cause the service of each continuing employee prior to the closing of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Company, or any of their ERISA affiliates, not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, “Parent Benefit Plans”) in which any continuing employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company plan immediately prior to the closing of the Merger and to the extent such credit would not result in a duplication of benefits.

As of the date of this Statement, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Oracle, Parent, Purchaser or their affiliates to provide continuing employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with Oracle, Parent, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Oracle, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company’s bylaws provide for indemnification of the Company’s directors and executive officers to the maximum extent permitted by the DGCL or any other applicable law and allow the Company to indemnify other officers, employees and other agents as set forth in the DGCL or any other applicable law.

Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. The Company’s certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by the DGCL.

The Company has also entered into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Company’s bylaws. These agreements, among other things, require the Company to indemnify its directors and executive officers for certain expenses and liabilities, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Company’s directors or executive officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at the Company’s request, including liability arising out of negligence or active or passive wrongdoing by the officer or director.

Pursuant to the Merger Agreement, Parent agreed that, for six years from and after the Effective Time, it will cause the Surviving Corporation to, indemnify and hold harmless all current and former directors and officers of the Company to the same extent such persons were indemnified as of the date of the Merger Agreement under applicable law, the Company certificate of incorporation and bylaws, and any indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of the Company, subject to any limitation imposed from time to time under applicable law. In addition, the Merger Agreement provides that, through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of the Company no less favorable than those contained in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement. The indemnification agreements and other similar agreements with the Company’s directors and executive officers that survive the Merger will continue in full force and effect in accordance with their terms.

Pursuant to the Merger Agreement, Parent further agreed that, for six years from and after the Effective Time, it will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company’s existing directors’ and officers’ liability insurance. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 200% of the annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. In addition, the requirement for the Surviving Corporation to maintain such insurance policies in effect for six year from and after the Effective Time may also be satisfied if prepaid “tail” or “runoff” policies have been obtained prior to the Effective Time (and which the Company may obtain prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of six years; provided, however, that the Company shall not pay more than 225% of the Company’s current premium without the prior written consent of Parent.

Item 4.	The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal and financial advisors, on December 19, 2013 the full Board unanimously (1) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(i) hereto, and is incorporated herein by reference.

Background of the Offer

The Board, together with senior management of the Company, has in the ordinary course regularly evaluated business development strategies and reviewed the Company’s strategic alternatives in light of the business and economic environment, as well as developments in the enterprise software industry. As part of this strategy, the Company has completed various acquisitions of providers of complementary products and services. These reviews have included potential acquisitions of companies or assets of a wide range of sizes and development, potential joint venture opportunities or other strategic alliances with third parties.

In July 2013, a representative of a publicly-traded technology company (which the Company refers to as “Company A”) contacted Daniel D. Springer, the Company’s Chief Executive Officer, and expressed an interest in exploring a potential strategic transaction. The Company subsequently entered into a mutual non-disclosure agreement with Company A on September 17, 2013. During the month of October 2013, members of the Company’s management team met with senior executives of Company A to assist Company A in better understanding the Company’s business. Thereafter, at various times during the month of October 2013, the Company engaged in preliminary discussions with Company A regarding the Company’s business and a potential strategic transaction and provided Company A with confidential, non-public information regarding the Company.

On October 31, 2013, Company A submitted to Mr. Springer a non-binding written indication of interest to acquire the Company, contemplating an all-cash transaction at a price of $20.50 per share of Common Stock, and Company A requested that the Company enter into exclusive negotiations with Company A for a period of 30 days. Mr. Springer acknowledged receipt of the non-binding written indication of interest, but informed Company A that neither the Company nor the Board would consider or discuss the non-binding written indication of interest until after November 5, 2013, the date of the Company’s earnings call for its third quarter results. The Board and management discussed the need to retain an investment bank to assist the Company in the evaluation of the indication of interest.

On November 6 and 7, 2013, members of management and the Board met with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) and representatives of another investment bank, respectively, to discuss trends in software industry mergers and acquisitions and their qualifications to act as financial advisor to the Company and Board in a potential review of strategic alternatives.

On November 7, 2013, the Board convened a telephonic meeting to formalize the retention of a financial advisor. The Board authorized the Company to retain Morgan Stanley to assist the Company and the Board in evaluating a strategic transaction involving the Company, and the Company finalized its engagement terms with Morgan Stanley as its financial advisor on November 12, 2013.

Also on November 12, 2013, the Board convened a telephone meeting to discuss the terms of Company A’s indication of interest and its strategic alternatives. Representatives of Fenwick & West LLP (“Fenwick & West”) attended the Board meeting and advised the Board regarding its fiduciary duties in connection with its consideration of this proposal.

Following the Board meeting, at the direction of the Board, on November 15, 2013, representatives of Morgan Stanley had telephone calls with representatives of Company A and Company A’s financial advisor to communicate that the price in the indication of interest was not sufficient. Morgan Stanley further noted that the Company had indicated its willingness to provide Company A with limited access to due diligence information in order to assist Company A in understanding better the value of the Company and possibly formulating a new indication of interest at a higher price that would reflect such value.

On November 19 and 20, 2013, representatives of Company A and the Company met at the offices of Company A’s outside counsel. Representatives of Morgan Stanley and Company A’s financial advisor were also in attendance. The Company representatives made presentations regarding its products, technology and financial performance and discussed with Company A representatives a possible transaction. Morgan Stanley also presented perspectives on why the Company believed that the previous indication of interest undervalued the Company.

On November 22, 2013, the Company received a second non-binding written indication of interest from Company A, with a proposed purchase price of $22.50 per share of Common Stock in cash, and a second request from Company A that the Company enter into exclusive negotiations with Company A for a period of 30 days. The Board convened a meeting on November 26, 2013 to discuss the terms of the revised indication of interest. At the meeting, representatives of Morgan Stanley discussed with the Board its preliminary valuation analysis regarding the revised indication of interest. The Board discussed at length the potential valuation of the Company and whether it would be appropriate to enter into exclusive negotiations with Company A based on the terms of the revised indication of interest from Company A. The Board also discussed the standalone value creation alternatives, as well as potential alternative bidders, including Oracle, and whether a brief market check would be likely to result in a higher price. During the Board meeting, representatives of Fenwick & West advised the Board regarding its fiduciary duties in connection with its consideration of Company A’s revised indication of interest. During the Board meeting, the Board determined that the $22.50 per share of Common Stock proposed by Company A was insufficient for the Company to consider entering into exclusive negotiations with Company A. Following this discussion, the Board authorized Mr. Springer to engage in further negotiations with Company A with regard to the price and to inform Company A that the Company would likely be willing to enter into exclusive negotiations if Company A increased its price significantly.

On November 23, 2013, Mr. Springer received an email from a representative of Oracle requesting to schedule a phone call with Mr. Springer.

On November 26, 2013, as authorized by the Board, Mr. Springer had a telephone call with a representative of Company A, in which he informed the representative that $22.50 per share of Common Stock was an insufficient price for the Company to enter into exclusive negotiations and that the Company would not enter into an exclusivity agreement unless Company A was prepared to propose a purchase price of at least $26.00 per share.

Also on November 26, 2013, Mr. Springer called a representative of Oracle. The Oracle representative indicated an interest in having discussions with the Company to determine if there would be a strategic opportunity for Oracle.

On November 29, 2013, a representative of Company A contacted Mr. Springer by telephone and stated that $24.00 was the purchase price per share that Company A was willing to propose and expected the Company to enter into exclusive negotiations for a period of approximately 21 days. Mr. Springer discussed the proposal with the representative of Company A, including a discussion regarding a potential strategic opportunity, and Company A agreed to consider the indicated price further. On November 29 and 30, 2013, representatives of Morgan Stanley also discussed valuation perspectives with representatives of Company A and its financial advisor, respectively.

On December 1, 2013, the representative from Company A contacted Mr. Springer and re-affirmed that the indicated $24.00 purchase price per share was the best they were prepared to offer. In that discussion, Mr. Springer agreed to allow Company A to conduct further due diligence and begin negotiating the terms of a proposed definitive agreement, but without any obligation to negotiate exclusively with Company A because Mr. Springer indicated that the Company would not enter into an exclusivity agreement without an accompanying indication of interest valuing the Common Stock at $26.00 per share or higher.

On December 2, 2013, representatives from Morgan Stanley contacted representatives of Oracle and indicated that if they had interest in making a proposal, they would need to move quickly and would need to submit an indication at above average premium levels. The representatives of Oracle indicated that they would like to conduct due diligence meetings to validate initial interest, but expected they would be able to move quickly to formalize a view on valuation.

Commencing on December 3, 2013, representatives and advisors for Company A were granted access to an online data room for purposes of their due diligence review of the Company in connection with a proposed transaction. During the period from December 3, 2013 to December 12, 2013, representatives of Company A and its legal and financial advisors engaged with the Company and its legal and financial advisors for the purpose of confirmatory due diligence activities. During the same period, representatives of Company A and the Company as well as their respective financial and legal advisors engaged in detailed negotiations concerning the proposed terms of a definitive agreement necessary to consummate a transaction.

On December 5, 2013, legal counsel to Company A provided a draft of a definitive merger agreement to Fenwick & West, reflecting the broad proposed transaction terms. On December 8, 2013 Fenwick & West returned preliminary comments to that draft merger agreement to Company A’s outside counsel.

On December 6, 2013, members of the Company’s management team and representatives of Morgan Stanley met with representatives of Oracle to review the Company’s business and the joint opportunity.

On December 6, 2013, members of Oracle’s management team met with representatives of the Company’s senior management team and Morgan Stanley and, following the meeting, representatives of Oracle requested and received additional information about the Company.

On December 10, 2013, representatives of Fenwick & West discussed terms of the draft merger agreement provided by Company A with Company A’s outside counsel.

Also on December 10, 2013, a representative of Oracle telephoned a representative of Morgan Stanley and indicated that Oracle was interested in pursuing an acquisition of the Company and discussed the potential timing of providing a price proposal and the subsequent process and timing of announcing a transaction. Oracle’s representative also indicated that Oracle’s management was considering submitting a proposal to acquire the Company for $24.00 per share in cash. Later in the day on December 10, 2013, representatives of Morgan Stanley telephoned a representative of Oracle and stated that, if Oracle were to submit a proposal to acquire the Company for $24.00 per share, the Board would not be inclined to pursue a transaction with Oracle and would continue negotiations with the other interested party. The Morgan Stanley representative provided guidance to Oracle’s representative that the Board would strongly consider a proposal to acquire the Company for $27.00 per share in cash. On December 11, 2013, Oracle submitted to Morgan Stanley a non-binding written indication of interest to the Company, contemplating an all-cash transaction at a purchase price of $26.00 per share of Common Stock, and Oracle requested that the Company enter into exclusive negotiations with it through December 20, 2013.

Later in the day on December 11, 2013, the Board held a regularly scheduled meeting. At the meeting were representatives of Morgan Stanley and Fenwick & West. The Board discussed the current proposals from Oracle and Company A. In light of the indication of interest from Oracle, the Board directed representatives of Morgan Stanley to discuss with Company A the fact that the Company had received an indication of interest that was higher than the $24.00 purchase price per share indicated by Company A, that Company A should reconsider its valuation and provide the Company with its “best and final” indication of interest on December 12, 2013 and that, if Company A’s indication was the highest indication, the Company would enter into an exclusivity agreement with Company A. During Morgan Stanley’s discussion with Company A, Company A asked if $26.00 and exclusivity remained an option and was told it was not given the level of the other indication of interest received. Representatives of Morgan Stanley also contacted representatives of Oracle seeking an increase in the amount of Oracle’s indication of interest of December 11, 2013. Representatives of Morgan Stanley further informed Oracle that the Board would be meeting on December 12, 2013 and requested that Oracle submit its “best and final” indication of interest at that time and that the Board would select one party with which it would enter into exclusive negotiations to finalize a transaction. Morgan Stanley also asked whether Oracle would be able to complete its diligence in time to announce a transaction by December 20, 2013. During this discussion, Oracle’s representative indicated that Oracle was confident that it would be able to conduct its diligence expeditiously, receive all necessary internal approvals and negotiate a definitive agreement by December 20, 2013, assuming there were no significant issues raised in the due diligence sessions. Oracle’s representatives also stated that Oracle understood that the Board would select one of the competing parties to enter into exclusive negotiations, and consequently Oracle’s proposal would expire immediately following the Board meeting in the event Oracle was not chosen as the party with which the Company would proceed to negotiate a potential acquisition.

On December 12, 2013, Oracle provided the Company and Morgan Stanley with a revised indication of interest at $27.00 per share and requested a period of exclusive negotiations through December 20, 2013. Representatives of Company A informed Mr. Springer that $24.00 per share was the maximum amount it was willing to propose. The Board held a telephonic meeting on December 12, 2013 to discuss the indications of interests. Representatives of Morgan Stanley discussed with the Board the revised indication of interest from Oracle. Because Oracle required that the Company agree to an exclusivity period through December 20, 2013 as a condition of its indication of interest, the Board authorized the Company to enter into a limited exclusivity period with Oracle. Fenwick & West, the Company’s counsel, negotiated with counsel to Oracle, and following such negotiations, the Company and Oracle executed the Exclusivity Agreement, which provided for an exclusivity period extending through December 20, 2013. The Company also entered into the Confidential Disclosure Agreement with Oracle, which was effective as of December 5, 2013.

During the period from December 13, 2013 through December 19, 2013, representatives of the Company and its legal and financial advisors engaged with Oracle and its legal and financial advisors for the purpose of extensive confirmatory due diligence activities.

On December 13, 2013, outside legal counsel to Oracle provided a draft of the definitive merger agreement to Fenwick & West, reflecting the proposed transaction terms. On December 15, 2013, Fenwick & West returned preliminary comments to the draft definitive merger agreement to Oracle’s outside counsel. From December 16 through December 19, 2013, representatives of Fenwick & West discussed terms of the draft definitive agreement provided by Oracle with Oracle’s outside counsel and internal legal counsel, including, among others, a discussion of conditions to completing the Offer, termination rights, and issues related to any termination fee.

On December 19, 2013, the Board convened a special meeting. At this meeting, representatives of Morgan Stanley and Fenwick & West, as well as the Company’s Chief Financial Officer and the Company’s General Counsel, were present. Representatives of Fenwick & West reviewed in detail the material terms and conditions of the Merger Agreement, the form of Tender and Support Agreement and the proposed transaction, including the process for the Company to respond to any unsolicited acquisition proposals and superior proposals as well as the amount of the termination fee and the circumstances under which it would be payable. Representatives of Morgan Stanley reviewed with the Board its analysis of the $27.00 purchase price per share of Common Stock cash consideration and rendered to the Board its oral opinion, subsequently confirmed by delivery of a written opinion dated December 19, 2013, that, as of such date and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by holders of shares of Common Stock (other than the holders of certain excluded shares) pursuant to the Merger

Agreement was fair from a financial point of view to such holders (the full text of the written opinion of Morgan Stanley, dated as of December 19, 2013, is attached as Annex I to this Statement and is incorporated by reference in this Statement in its entirety). See also “—Opinion of the Company’s Financial Advisor” below. The Board then engaged in deliberations regarding the proposed transaction. Upon concluding these deliberations, and after consideration of the proposed terms of the draft Merger Agreement, the discussions with management and its legal and financial advisors, and the factors described under “Reasons for Recommendation of the Board” below, the Board unanimously adopted resolutions that (1) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer. The Board unanimously authorized the Company to execute and deliver the Merger Agreement. In addition, the Board determined that the Compensation Committee of the Board (“Compensation Committee”) is independent within the meaning of Rule 14d-10 under the Securities Exchange Act of 1934, as amended (“Rule”), and authorized the Compensation Committee to review and determine that any compensation arrangements entered into in connection with the Offer fit within the employee compensation exception to the safe harbor established under the Rule.

Throughout the remainder of the evening of December 19, 2013, and into the morning of December 20, 2013, representatives of each of Oracle, Oracle’s outside legal counsel, the Company and Fenwick & West finalized the Merger Agreement and Tender and Support Agreements for execution and finalized other documents related to the Merger Agreement. The parties to each of the Merger Agreement and the Tender and Support Agreements executed such agreements in the early morning of December 20, 2013, and a press release announcing the execution of the Merger Agreement was issued immediately thereafter.

On January 8, 2014, Oracle commenced the Offer.

Reasons for Recommendation of the Board

The Board, in evaluating the Transactions, consulted with the Company’s management, legal counsel and financial advisors, and, in reaching its unanimous decision to approve and declare advisable, in the best interests of, and fair to the Company and its stockholders (other than Oracle and its direct or indirect subsidiaries) (1) the Company’s entry into the Merger Agreement, the consummation of the Transactions and the Company’s stockholders’ tender of their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the Merger Agreement and (2) the terms of the Offer and the Merger and the approval of the Transactions in all respects, considered and evaluated a number of factors, including, but not limited to, the following:

•	Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price of $27.00 per share of Common Stock to the current trading price and the historical trading prices of the shares of Common Stock, including the fact that the Offer Price represents an implied premium of approximately 39% to the $19.38 per share closing price on December 18, 2013 (the last full trading day prior to the date of the meeting of the Board to consider and approve the Merger Agreement) and an implied premium of approximately 55% to the average closing price per share of Common Stock for the 30 days prior to and including December 18, 2013.

•	Business and Financial Condition and Prospects. The Board’s and the Company’s management team’s knowledge and familiarity with the Company’s business, financial condition, results of operations and future growth prospects if the Company were to remain an independent public company. The Board discussed and deliberated at length concerning the Company’s current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve the Company’s business plans.

•	Strategic Alternatives. The Board’s belief, after a thorough review of other strategic opportunities reasonably available to the Company, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth and growing the channels the Company targets, while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	Full and Fair Value. The Board’s belief that the all cash Offer Price of $27.00 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of the Company’s business as an independent company.

•	Negotiations with Oracle and Company A. The course of negotiations between the Company and Oracle and between the Company and Company A and the consideration of the likely acquirers of the Company, and the resulting increase from an initial indication of $20.50 to $27.00 in the price per share of Common Stock offered.

•	Arms’ Length Negotiations. The Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent and Oracle, with the assistance of its advisors, on the other hand.

•	Opinion of Financial Advisor. Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of December 19, 2013, and based upon and subject to the various assumptions, procedures, factors, qualification and limitations set forth in the written opinion, the consideration for $27.00 per share in cash to be received by holders of shares of Common Stock (other than the holders of shares (1) held as treasury stock of the Company, (2) held by Oracle, Parent or Purchaser, (3) held by any subsidiary of the Company, Oracle (other than Parent) or Parent (other than Purchaser), or (4) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in “—Opinion of the Company’s Financial Advisor.” The Board was aware that Morgan Stanley became entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Offer, as more fully described below in “—Opinion of the Company’s Financial Advisor.”

•	Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (1) the limited number of conditions to the Offer and the Merger, (2) the fact that Oracle has agreed to cause the performance of the obligations of Parent and Purchaser under the Merger Agreement and (3) the fact that consummation of the Offer and the Merger are not subject to any financing conditions.

•	Business Reputation of Oracle. The business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $57.4 million, and the belief of the Board that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, meaning that:

•	the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same cash price as the Offer Price; and

•	the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction to the Company’s stockholders, employees and business partners), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer.

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares of Common Stock in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see “Item 8. Additional Information—Appraisal Rights.”

The Board has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s public stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were trading prior to the meeting of the Board to consider and approve the Merger Agreement, the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $27.00 per share.

•	Exclusivity Agreement. The fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of the Company, limited the Board’s ability to solicit bids from other potential buyers or to conduct an auction process prior to entering into the Merger Agreement.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•	Termination Fee. The possibility that the termination fee of $57.4 million payable by the Company to Parent may deter third parties who might be interested in exploring an acquisition of the Company and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may also impact the Company’s ability to engage in another transaction for up to one year following such termination should the Offer not be completed, and the fact that the Company may be required to pay the termination fee under circumstances in which the Company does not engage in an another transaction. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Board was of the view, after discussion with the Company’s legal and financial advisors, that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids.

•	Closing Conditions. The fact that completion of the Offer and the Merger would require antitrust clearance in the United States and certain other jurisdictions and the satisfaction of other closing conditions that are not within the Company’s control.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Business Disruption Resulting from Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•	Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by the Company of its expenses associated with the Offer and Merger.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Recommendation of the Board

In light of the factors described above, the Board has unanimously approved and declared advisable, in the best interests of, and fair to the Company and its stockholders (other than Oracle and its direct or indirect subsidiaries) that (1) the Company enter into the Merger Agreement, consummate the Transactions and that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement and (2) the terms of the Offer, the Merger and the Transactions in all respects be approved.

Opinion of the Company’s Financial Advisor

In connection with the Offer and the Merger, Morgan Stanley & Co. LLC, the Company’s financial advisor (“Morgan Stanley”), rendered to the Board its oral opinion, subsequently confirmed in writing, that as of December 19, 2013, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of Common Stock (other than the holders of certain excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of December 19, 2013, is attached as Annex I and is incorporated in its entirety by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley herein is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than the holders of certain excluded shares) pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion does not constitute a recommendation to any holder of Common Stock as to whether to tender shares into the tender offer, or whether to take any other action with respect to the Offer and Merger.

The Company retained Morgan Stanley to provide the Company with financial advisory services in connection with evaluating the indication of interest and the Company’s consideration of strategic alternatives, including a potential sale of the Company, and to render a financial opinion in connection with a possible merger, sale or other strategic business combination. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. At the meeting of the Board on December 19, 2013, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of December 19, 2013, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $27.00 per share in cash to be received by the holders of shares of Common Stock (other than shares (1) held by the Company as treasury stock, (2) held by Oracle, Parent or Purchaser, (3) held by any subsidiary of the Company, Oracle (other than Parent) or Parent (other than Purchaser), or (4) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL, all of which the Company refers to as “Excluded Shares”) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of December 19, 2013, is attached to this statement as Annex I. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The Company encourages you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement as of the date of the opinion. It does not constitute a recommendation to any holder of Common Stock as to whether to tender shares into the tender offer, or whether to take any other action with respect to the Offer and Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the Company’s management;

•	discussed the past and current operations and financial condition and the prospects of the Company with the Company’s senior executives;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the Company’s financial performance and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and the Company’s securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company, Oracle, and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for its opinion. Morgan Stanley further relied upon the Company’s assurances that the Company is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the final draft furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Common Stock (other than the holders of Excluded Shares) in the Offer and Merger. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, December 19, 2013. Events occurring after December 19, 2013 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated December 19, 2013. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $19.38 per share of Common Stock as of December 18, 2013, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of the Common Stock. Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on December 18, 2013. Morgan Stanley observed the following:

Period Ending December 18, 2013	Range of Closing Prices ($)
Last 1 Month	16.10 – 19.97
Last 3 Months	15.57 – 19.97
Last 12 Months	5.75 – 19.97

Morgan Stanley observed that the Common Stock closed at $19.38 on December 18, 2013 (the last full trading day prior to the meeting of the Board to approve the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions). Morgan Stanley noted that the consideration per share of Common Stock of $27.00 pursuant to the Merger Agreement reflected a 39% premium to the closing price per share of Common Stock on December 18, 2013, and a 55% premium to the average closing price per share of Common Stock for the 30 days prior to and including December 18, 2013.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts prior to December 18, 2013 (the last full trading day prior to the meeting of the Board to approve the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions). These one year forward targets reflected each analyst’s estimate of the future public market trading price of Common Stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for Common Stock was $20.00 to $23.00 per share as of December 18, 2013, and Morgan Stanley noted that the median undiscounted analyst price target was $20.00 per share. The range of analyst price targets per share for Common Stock discounted for one year at a rate of 11.2%, which is the mid-point of the range of discount rates from 10.2% to 12.2% selected by Morgan Stanley, upon the application of its professional judgment, to reflect the Company’s weighted average cost of capital, was $17.99 to $20.69 per share as of December 18, 2013, and Morgan Stanley noted that the median discounted analyst price target was $17.99 per share.

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $27.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Common Stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide software as a service and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (the Company refers to these companies as the comparable companies). These companies were the following:

Comparable Software as a Service Companies

•	Brightcove Inc.

•	Concur Technologies, Inc.

•	Constant Contact, Inc.

•	Cornerstone OnDemand, Inc.

•	Demandware, Inc.

•	Jive Software, Inc.

•	Marketo, Inc.

•	NetSuite Inc.

•	RealPage, Inc.

•	Salesforce.com, Inc.

•	SciQuest, Inc.

•	ServiceNow, Inc.

•	SPS Commerce, Inc.

•	The Ultimate Software Group, Inc.

•	Workday, Inc.

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar years 2013 and 2014, of each of these companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies, with such analysis including a focus on the comparable companies that had growth rates which most closely resembled the growth rate of the Company, and upon the application of its professional judgment, Morgan Stanley selected ranges of revenue multiples and applied these ranges of multiples to the estimated revenue multiples for the Company. For purposes of this analysis and other analyses described below, Morgan Stanley utilized three sources of estimated revenue for the Company for calendar years 2013 and 2014. Morgan Stanley utilized publicly available estimates of revenue prepared by equity research analysts, available as of December 18, 2013, which the Company refers to as the street case. Morgan Stanley also utilized two sets of revenue estimates prepared by the Company’s management over the same time period, which the Company refers to as the management base case and the management upside case, which are more fully described in “Item 8. Additional Information—Certain Company Projections.”

Based on the outstanding shares of Common Stock on a fully diluted basis (including outstanding options and restricted stock units) as of December 18, 2013, Morgan Stanley calculated the estimated implied value per share of Common Stock as of December 18, 2013 as follows:

Calendar Year Financial Statistic	Selected Comparable Company Multiple Range	Implied Value Per Share of Common Stock ($)
Street Case
Aggregate Value to Estimated 2013 Revenue	4.5x – 7.0x	17.06 – 25.15
Aggregate Value to Estimated 2014 Revenue	4.0x – 6.0x	18.03 – 25.80
Management Base Case
Aggregate Value to Estimated 2013 Revenue	5.0x – 7.5x	18.92 – 27.13
Aggregate Value to Estimated 2014 Revenue	4.5x – 7.0x	21.16 – 31.52
Management Upside Case
Aggregate Value to Estimated 2013 Revenue	5.0x – 7.5x	18.97 – 27.20
Aggregate Value to Estimated 2014 Revenue	4.5x – 7.0x	21.82 – 32.55

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $27.00 per share.

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Analysis of Precedent Transactions

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select software sector transactions with a value of greater than $500 million occurring between January 1, 2010 and December 18, 2013. The following is a list of the transactions reviewed:

Selected Software Sector Transactions (Target / Acquiror)

Selected Software as a Service Transactions Ariba, Inc. / SAP AG

Art Technology Group, Inc. / Oracle Corporation

Eloqua, Inc. / Oracle Corporation

ExactTarget, Inc. / Salesforce.com, Inc.

Kenexa Corporation / International Business Machines Corporation

RightNow Technologies, Inc. / Oracle Corporation

SuccessFactors, Inc. / SAP AG

Taleo Corporation / Oracle Corporation

Selected Non-Software as a Service Transactions Acme Packet, Inc. / Oracle Corporation

ArcSight, Inc. / Hewlett-Packard Company

Autonomy Corporation / Hewlett-Packard Company

Blackboard Inc. / Providence Equity Partners LLC

Deltek, Inc. / Thoma Bravo, LLC

Eclipsys Corporation / Allscripts-Misys Healthcare Solutions, Inc.

Epicor Software Corporation / Apax Partners Worldwide LLP

Interactive Data Corporation / Investor Group

JDA Software Group, Inc. / RedPrairie Corporation (New Mountain Capital)

Lawson Software Inc. / Infor Global Solutions, Inc. (Golden Gate Capital)

McAfee, Inc. / Intel Corporation

Misys plc / Vista Equity Partners

MModal Inc. / One Equity Partners LLC

Novell, Inc. / Attachmate Corporation

Phase Forward Inc. / Oracle Corporation Quest Software, Inc. / Dell Inc.

Radiant Systems Inc. / NCR Corporation

Retalix Ltd. / NCR Corporation

S1 Corporation / ACI Worldwide, Inc.

SkillSoft Public Limited Company / Investor Group

Sonic Corporation / Rovi Corporation

SonicWALL, Inc. / Investor Group SonicWALL, Inc. / Dell Inc.

Sybase, Inc. / SAP AG

For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), (2) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), and (3) the multiple of aggregate value of the transaction to next twelve months estimated revenue.

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. For purposes of estimated next twelve months revenue, Morgan Stanley utilized estimates included in the street case. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Common Stock ($)
Street Case
Aggregate Value to Estimated Next Twelve Months Revenue	5.0x – 8.0x	21.91 – 33.56
Premia
Premium to 1-Day Prior Closing Share Price	20.0% – 50.0%	23.26 – 29.07
Premium to 30-Day Average Closing Share Price	25.0% – 55.0%	21.84 – 27.09

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $27.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the Company’s and Morgan Stanley’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for Common Stock based on a discounted cash flow analysis to value the Company as a standalone entity. Morgan Stanley utilized estimates from the street case, management base case and the management upside case. For the analysis utilizing the street case, projections were based on publicly available estimates available as of December 18, 2013 through 2015 prepared by equity research analysts, and estimates for 2016 through 2023 were developed by an extrapolation of 2015 estimates to reach steady state margin and growth profile by 2023. For purposes of its discounted cash flow analysis, Morgan Stanley defined unlevered free cash flow as earnings before interest, taxes, depreciation and amortization, less (1) stock based compensation expense, (2) taxes and (3) capital expenditures, plus change in working capital. Stock-based compensation expense was treated as an expense in connection with this analysis. With respect to the analysis utilizing management-provided estimates (which the Company refers to as the management base case and the management upside case), projections through 2016 were based on management projections, and projections for 2017 through 2023 were developed by an extrapolation of 2016 estimates in the management projections based on 2016 growth and margin performance in the management cases to reach a steady state margin and growth profile by 2023. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2014 through 2023 and calculated terminal values in the year 2023 based on a terminal perpetual growth rate ranging from 2.0% to 4.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment. These values were discounted to present values as of December 31, 2013 at a discount rate ranging from 10.2% to 12.2%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment, to reflect the Company’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of Common Stock ($)
Street Case	10.80 – 16.81
Management Base Case	14.57 – 23.31
Management Upside Case	18.54 – 29.94

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $27.00 per share.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future free cash flow per share and a potential range of price per share to free cash flow per share multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2016 free cash flow per share estimates which were derived by extrapolating from the 2015 calendar year free cash flow per share estimates set forth in the street case and used calendar year 2016 free cash flow per share estimates provided by management in the management base case and the management upside case. Based on its analysis of the relevant metrics for each of the comparable companies, Morgan Stanley applied a range of free cash flow multiples, selected by application of Morgan Stanley’s professional judgment, to these estimates and applied a discount rate of 11.2%, which is the mid-point of the range of discount rates from 10.2% to 12.2% selected by Morgan Stanley, upon the application of its professional judgment, to reflect the Company’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2016 Estimated Free Cash Flow per Share	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Common Stock ($)
Street Case	25.0x – 50.0x	9.27 – 18.54
Management Base Case	25.0x – 50.0x	12.95 – 25.90
Management Upside Case	25.0x – 50.0x	16.08 – 32.15

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is $27.00 per share.

General

In connection with the review of the Offer and Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the Company’s control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than the holders of Excluded Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated December 19, 2013, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The consideration to be received by the holders of shares of Common Stock (other than the holders of Excluded Shares) pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and Oracle and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of its customers, in the debt or equity securities or loans of the Company and Oracle or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this statement as Annex I, in connection with the Offer and Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $21 million for its services, $16 million of which is contingent upon the closing of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the prior two years, Morgan Stanley has provided financial advisory and financing services to the Company and has received fees of approximately $2.0 million in connection with such services. During 2010, 2011, 2012 and 2013, the Institutional Securities Group of Morgan Stanley, the parent holding company (“Morgan Stanley ISG”), provided services to Oracle for which it was paid, respectively, approximately $2.1 million, $2.2 million, $2.1 million and $3.7 million. The services that Morgan Stanley ISG provided to Oracle to earn these fees included (1) participation as senior co-manager in a senior note offering in 2010 and (2) providing miscellaneous financial services, including in connection with foreign exchange business, share repurchases, derivatives transactions and cash management. Morgan Stanley ISG accrued additional revenues during the 2010 through 2013 period of approximately $1.2 million in connection with derivative, hedging, or other trading transactions related to the above services provided to Oracle.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all outstanding shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer, other than shares of Common Stock that are not transferable.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” above for a description of the Company’s engagement with Morgan Stanley.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days prior to the date of this Statement, no transactions with respect to the shares of Common Stock have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date	Nature of Transaction	Shares (#)	Weighted Average Price per Share ($)
Andrew W. Priest	10/28/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	30,000	0.04
Andrew W. Priest	10/28/13	Sale effected pursuant to a Rule 10b5-1 sales plan	30,000	16.5794
Andrew W. Priest	12/31/13	Purchase effected pursuant to 2012 Employee Stock Purchase Plan	95	14.3735
Edward A. Henrich	11/01/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	788	1.40
Edward A. Henrich	11/01/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,042	3.08
Edward A. Henrich	11/01/13	Sale effected pursuant to a Rule 10b5-1 sales plan	1,830	15.9692
Edward A. Henrich	12/31/13	Purchase effected pursuant to 2012 Employee Stock Purchase Plan	186	14.3735
Antonio Casacuberta	11/01/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	17,260	1.96
Antonio Casacuberta	11/01/13	Sale effected pursuant to a Rule 10b5-1 sales plan	17,260	15.9511
Antonio Casacuberta	11/04/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	2,740	1.96
Antonio Casacuberta	11/04/13	Sale effected pursuant to a Rule 10b5-1 sales plan	2,740	16.0604
Christian A. Paul	11/05/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	22,500	2.60
Christian A. Paul	11/05/13	Sale effected pursuant to a Rule 10b5-1 sales plan	22,500	16.1035
Christian A. Paul	12/31/13	Purchase effected pursuant to 2012 Employee Stock Purchase Plan	86	14.3735
Donald E. Smith	11/12/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	12,000	0.40
Donald E. Smith	11/12/13	Sale effected pursuant to a Rule 10b5-1 sales plan	12,000	16.02
Edward A. Henrich	11/15/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,830	1.40
Edward A. Henrich	11/15/13	Sale effected pursuant to a Rule 10b5-1 sales plan	1,830	16.5146
Edward A. Henrich	11/26/13	Sale effected pursuant to a Rule 10b5-1 sales plan	6,191	16.5146
Edward A. Henrich	12/02/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	788	1.40
Edward A. Henrich	12/02/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	1,042	3.08
Edward A. Henrich	12/02/13	Sale effected pursuant to a Rule 10b5-1 sales plan	1,830	16.9373
Scott V. Olrich	12/05/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	13,037	0.04
Scott V. Olrich	12/05/13	Sale effected pursuant to a Rule 10b5-1 sales plan	13,037	19.0451

Name	Date	Nature of Transaction	Shares (#)	Weighted Average Price per Share ($)
Scott V. Olrich	12/09/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	75,000	0.04
Scott V. Olrich	12/09/13	Sale effected pursuant to a Rule 10b5-1 sales plan	75,000	19.3062
Julian K. Ong	12/31/13	Purchase effected pursuant to 2012 Employee Stock Purchase Plan	191	14.3735
Donald E. Smith	12/12/13	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	12,000	0.04
Donald E. Smith	12/12/13	Sale effected pursuant to a Rule 10b5-1 sales plan	12,000	19.58

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Golden Parachute Compensation

Background

In this Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and Responsys or Oracle concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into a Change of Control Agreement with the named executive officers. The terms and conditions of the Change of Control Agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements,” incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the Change of Control Agreements with the Company’s named executive officers and the named executive officers may become entitled to receive certain payments and benefits.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on February 1, 2014, (ii) the Offer Price is $27.00 per Share, (iii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his employment without “cause” or for “good reason” on the date immediately following the change of control, and (iv) the Change of Control Agreements would cause each named executive officer to vest in the largest number of shares or largest portion of the equity award in question provided for pursuant to either such Change of Control Agreement or the applicable equity award agreement. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements.”

To the extent that the payments and benefits shown below constitute “parachute payments” within the meaning of the Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (“Code”), then the benefits will be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts (taking into consideration applicable taxes, including the excise tax under Section 4999) would result in the receipt by Executive on an after-tax basis of the greatest amount of benefits (even if some of such benefits are taxable under Section 4999). The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on these payments and benefits.

The following table summarizes the value of benefits payable to each named executive officer pursuant to the arrangements described above, using ordinary rounding principles (all amounts shown below in dollars):

Name (1)	Cash (2)	Equity (3)	Perquisites/ Benefits (4)	Total
Edward A. Henrich	107,500	2,756,254	8,135	2,871,889
Scott V. Olrich	137,500	4,865,871	10,504	5,013,875
Christian A. Paul	125,000	2,374,967	10,504	2,510,471
Andrew W. Priest	117,500	2,468,150	10,377	2,596,027
Daniel D. Springer	165,000	3,586,300	9,769	3,761,069

(1)	The benefits in the table above are “double trigger” benefits pursuant to the Change of Control Agreements, which provide for benefits upon the named executive officer’s termination without “cause” or resignation for “good reason,” in each case, (i) within the three months preceding the change of control, if after the date of execution of a definitive agreement to consummate the change of control, or (ii) within the twelve months following the change of control. The Change of Control Agreements require that, for the six months following the executive’s termination of service, he must not disparage the Company (or its board, its officers, or its employees) and must cooperate with the Company with the transition of his duties.

(2)	Each of these “double trigger” severance payments represents a lump sum payment of six months of the executive officer’s base salary as in effect immediately prior to the event giving rise to the termination. Each of these payments is subject to the applicable named executive officer signing a release of claims.

(3)	The Change of Control Agreement provides “double trigger” acceleration of 50% of the unvested shares subject to the named executive officer’s equity awards. This acceleration is subject to the named executive officer signing a release of claims.

(4)	These “double trigger” benefit payments represent the commitment by the Company to pay the named executive officer’s monthly health insurance premium under COBRA until the earliest of (i) six months following the termination of employment or (ii) the expiration of his continuation under COBRA. The named executive officer must elect to continue health insurance under COBRA in order to obtain this benefit. The payments are subject to the named executive officer signing a release of claims.

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other action of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement or take any other action, in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (1) did not tender their Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than the consummation of the Offer, deliver to the Company at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Holder

All written demands for appraisal should be addressed to Responsys, Inc., 1100 Grundy Lane, 3rd Floor, San Bruno, California 94066, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

Section 251(h) of the DGCL provides that, if the Merger is consummated, the Company as the surviving corporation in the Merger will send a second notice notifying each of the stockholders that are entitled to appraisal rights of the effective date of the Merger. Only stockholders who have complied with the requirements summarized above for the exercise of appraisal rights will be entitled receive such second notice.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (“Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (1) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation and (2) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Statement.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on January 7, 2014, Oracle and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City time on January 22, 2014. However, the initial waiting period may be terminated prior to such date and time by the FTC and the Antitrust Division, or Oracle may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which Oracle has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Oracle’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares pursuant to the Offer, (2) to enjoin the Merger, (3) to require Purchaser (or, after the completion of the Merger, Parent) to divest the Shares, or (4) to require Oracle, Parent or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

Oracle and the Company also conduct business outside of the United States. Under the Austrian Cartel Act (“Cartel Act”), the purchase of Shares pursuant to the Offer may not be completed until the expiration of a four-week waiting period following the filing of a notification concerning the Offer (and the Merger) with the Austrian Federal Competition Authority (“FCA”), unless the waiting period is earlier terminated. On January 7, 2014, Oracle and the Company filed such notification with the FCA in connection with the purchase of Shares pursuant to the Offer. Under the Cartel Act, the required waiting period will expire if neither the FCA nor the Federal Cartel Prosecutor has lodged an appeal for “Phase II” proceedings within such four-week period. If a Phase II proceeding is undertaken, the waiting period with respect to the Offer could be extended for an additional period of up to five months. Based on a review of the information currently available relating to the jurisdictions and businesses in which Oracle and the Company are engaged, Oracle and the Company believe that no other mandatory antitrust premerger notification filing are required outside the United States.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Oracle and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the Merger should violate applicable antitrust laws. Nevertheless, neither Oracle nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

Certain Company Projections

The Company’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year and is especially cautious of making financial forecasts for extended periods because of the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Morgan Stanley’s opinion described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” the Company provided Morgan Stanley two non-public, unaudited, stand-alone, financial forecasts that were prepared by the Company’s management and not for public disclosure, with the first set of forecasts prepared as part of the Company’s business planning process for 2014, and which assume revenue growth based on the Company’s current working capital and financial resources, current productivity rate for the Company’s sales representatives, expected investments in headcount and which exclude the acquisition by the Company of the remaining 80.1% of the outstanding equity of PM Comunicação LTDA’s (“Pmweb”) pursuant to the Company’s call option (“Management Base Case”). The second set of forecasts are based on the same assumptions regarding working capital and financial resources, productivity rate for the Company’s sales representatives and expected investments in headcount as for the Management Base Case but assume (a) a faster rate of conversion from bookings to revenue than reflected in the Management Base Case as well as (b) the acquisition by the Company of the remaining 80.1% of the outstanding equity of Pmweb pursuant to the Company’s call option (“Management Upside Case” and together with the Management Base Case, “Projections”). Each of the Projections excludes future cash consideration of acquisition and deal-related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures. In addition, in connection with the evaluation of a possible transaction involving the Company, the Management Upside Case was provided by Morgan Stanley to Oracle.

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

As part of the Projections, the Company has included operating profit and free cash flow as non-GAAP financial measures of financial results because it believes that they provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods and uses these measures in financial reports prepared for management and the Board. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software-as-a-service companies, many of which present similar non-GAAP financial measures to investors.

The Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant elements that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management in determining these non-GAAP financial measures.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The

Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Oracle, Parent, Purchaser, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. The Company’s management’s internal financial forecast, upon which the Projections were based, are subjective in many respects. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “—Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

The Projections set forth below are not being included in this Statement to influence your decision whether to tender your shares of Common Stock in the Offer or because the Company believes they are material or because the Company believes they are a reliable prediction of actual future results, but because the Projections were made available to Morgan Stanley and the Management Upside Case was made available to Oracle.

Management Base Case (1)

	(dollars in millions)
	2013E	2014E	2015E	2016E
Revenue	205.7	259.7	327.1	413.1
Operating profit (2)	12.8	24.2	37.6	51.4
Cash flow from operations (3)	22.2	34.2	50.9	68.3
Capital expenditures	16.3	21.8	24.1	30.4
Free cash flow (4)	5.9	12.4	26.8	37.9

(1)	Amounts in this table reflect financial scenarios of the Company prepared by the Company’s management as part of the Company’s business planning process for 2014 and which assume revenue growth based on the Company’s current working capital and financial resources, current productivity rate for the Company’s sales representatives, expected investments in headcount and which exclude the acquisition by the Company of the remaining 80.1% of Pmweb’s outstanding equity pursuant to the Company’s call option.
(2)	Operating profit is a non-GAAP financial measure and it excludes the impact of stock-based compensation expense, the amortization of intangible assets and gain on acquisition. See “—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit to Operating Income (Loss) in the Management Base Case” below for a reconciliation of operating profit to operating income (loss).
(3)	Cash flow from operations refers to net cash provided by operating activities.
(4)	Free cash flow is a non-GAAP financial measure and refers to cash flow from operations less capital expenditures. See “—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Free Cash Flow to

Cash Flow from Operations in the Management Base Case” below for a reconciliation of free cash flow to cash flow from operations.

Management Upside Case (1)

	(dollars in millions)
	2013E	2014E	2015E	2016E
Revenue	206.3	268.9	348.9	448.5
Operating profit (2)	13.8	28.5	44.4	63.3
Cash flow from operations (3)	19.9	37.8	56.8	77.5
Capital expenditures	16.3	21.9	24.2	30.5
Free cash flow (4)	3.6	15.9	32.6	47.0

(1)	Amounts in this table reflect financial scenarios of the Company prepared by the Company’s management, assuming a faster rate of conversion from bookings to revenue than reflected in the Management Base Case above and the acquisition by the Company of the remaining 80.1% of Pmweb’s outstanding equity pursuant to the Company’s call option.
(2)	Operating profit is a non-GAAP financial measure and it excludes the impact of stock-based compensation expense, the amortization of intangible assets and gain on acquisition. See “—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit to Operating Income (Loss) in the Management Upside Case” below for a reconciliation of operating profit to operating income (loss).
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free cash flow is a non-GAAP financial measure and it refers to cash flow from operations less capital expenditures. See “—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Free Cash Flow to Cash Flow from Operations in the Management Upside Case” below for a reconciliation of free cash flow to cash flow from operations.

Non-GAAP Financial Measures

Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, the information in the following tables provide a reconciliation of non-GAAP operating profit to GAAP operating income and non-GAAP free cash flow to GAAP cash flow for each of the Management Base Case and Management Upside Case.

Reconciliation of Non-GAAP Operating Profit to Operating Income (Loss) in the Management Base Case

	(dollars in millions)
	2013E	2014E	2015E	2016E
Non-GAAP operating profit	12.8	24.2	37.6	51.4
Stock-based compensation expense	(14.3)	(21.0)	(27.8)	(35.4)
Amortization of intangible assets	(1.8)	(0.8)	(0.5)	(0.1)
Gain on acquisition	—	—	—	—

Operating income (loss)	(3.3)	2.4	9.3	15.9

Reconciliation of Non-GAAP Operating Profit to Operating Income in the Management Upside Case

	(dollars in millions)
	2013E	2014E	2015E	2016E
Non-GAAP operating profit	13.8	28.5	44.4	63.3
Stock-based compensation expense	(14.3)	(21.0)	(27.8)	(36.3)
Amortization of intangible assets	(1.8)	(1.8)	(1.7)	(1.3)
Gain on acquisition	—	—	—	—

Operating income (loss)	(2.3)	5.7	14.9	25.7

Reconciliation of Non-GAAP Free Cash Flow to Cash Flow from Operations in the Management Base Case

	(dollars in millions)
	2013E	2014E	2015E	2016E
Cash flow from operations	22.2	34.2	50.9	68.3
Capital expenditures	(16.3)	(21.8)	(24.1)	(30.4)

Non-GAAP free cash flow	5.9	12.4	26.8	37.9

Reconciliation of Non-GAAP Free Cash Flow to Cash Flow from Operations in the Management Upside Case

	(dollars in millions)
	2013E	2014E	2015E	2016E
Cash flow from operations	19.9	37.8	56.8	77.5
Capital expenditures	(16.3)	(21.9)	(24.2)	(30.5)

Non-GAAP free cash flow	3.6	15.9	32.6	47.0

No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. Except to the extent required by federal securities laws, none of the Company, Oracle, Parent, the Purchaser or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Publicly Available Financial Forecasts

As stated above in “Item 4. The Solicitation of Recommendation—Opinion of the Company’s Financial Advisor,” Morgan Stanley utilized in preparation of its financial opinion certain publicly available estimates prepared by equity research analysts, available as of December 18, 2013, relating to the future financial performance of the Company, the “street case”. These publicly available estimates relating to the Company included assumptions concerning the Company’s revenue growth, non-GAAP adjusted EBITDA margins and unlevered free cash flow margins, and resulted in estimated revenue of $203 million for 2013, $243 million for 2014 and $286 million for 2015, estimated non-GAAP adjusted EBITDA of $30 million for 2014 and $40 million for 2015, and estimated unlevered free cash flow of ($7) million for 2014 and ($3) million for 2015. These estimates are being provided only for informational purposes. Such estimates and underlying assumptions were not prepared by the Company, Oracle, Parent, Purchaser, or any of their respective affiliates or representatives, and are based on assumptions that may not be realized and are subject to significant uncertainties and contingencies. Readers of this Statement are cautioned that the inclusion of the publicly available financial forecasts in this Statement should not be regarded as a representation or guarantee that the targets will be achieved and that they should not rely on these forecasts. The publicly available financial forecasts contain forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transactions may not be satisfied or waived. See also “—Forward-Looking Statements” below.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the Transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase, dated January 8, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement dated January 8, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(i)	Opinion of Morgan Stanley & Co. LLC to the board of directors of Responsys, Inc., dated December 19, 2013 (incorporated by reference to Annex I to this Schedule 14D-9).

Exhibit No.	Document

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Responsys, Inc. on December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).

(a)(5)(ii)	Press Release issued by Oracle Corporation on December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Oracle Corporation with the SEC on December 20, 2013).

(a)(5)(iii)	General Presentation issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on December 20, 2013).

(a)(5)(iv)	FAQ issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on December 20, 2013).

(a)(5)(v)	Customer and Partner Letter issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on December 20, 2013).

(a)(5)(vi)	Website materials published by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on December 20, 2013).

(e)(1)	Agreement and Plan of Merger among Responsys, Inc., OC Acquisition LLC, Raptor Oak Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain sections thereof) Oracle Corporation, dated December 20, 2013 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).

(e)(2)	Confidential Disclosure Agreement for Strategic Matters, effective as of December 5, 2013, between Responsys, Inc. and Oracle Corporation.

(e)(3)	Exclusivity Agreement, dated as of December 12, 2013, between Responsys, Inc. and Oracle Corporation.

(e)(4)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-1 filed by Responsys, Inc. with the SEC on December 23, 2010).

(e)(5)	Form of Tender and Support Agreement among OC Acquisition LLC, Raptor Oak Acquisition Corporation and the stockholders party thereto, dated December 20, 2013 (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).

(e)(6)	Restated Certificate of Incorporation of Responsys, Inc. (incorporated by reference to Exhibit 3.1 filed with the Quarterly Report on Form 10-Q filed by Responsys, Inc. with the SEC for the quarter ended April 30, 2011).

(e)(7)	Amended and Restated Bylaws of Responsys, Inc. (incorporated by reference to Exhibit 3.2 filed with the Quarterly Report on Form 10-Q filed by Responsys, Inc. with the SEC for the quarter ended April 30, 2011).

(e)(8)	Form of Change of Control Severance Agreement.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Responsys, Inc.

By:	/s/ Daniel D. Springer

Name:	Daniel D. Springer
Title:	Chief Executive Officer
Date:	January 8, 2014

ANNEX I

December 19, 2013

Board of Directors

Responsys, Inc.

1100 Grundy Lane, Suite 300

San Bruno, CA 94066

Members of the Board:

We understand that Responsys, Inc. (the “Company”), OC Acquisition LLC (the “Buyer”), Raptor Oak Acquisition Corporation, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), and, solely with respect to the performance of its obligations set forth in Sections 3.06, 10.07, 10.08 and 10.15, Oracle Corporation (the “Ultimate Parent”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 18, 2013 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all issued and outstanding shares of common stock, par value $0.0001 per share (the “Company Common Stock”) of the Company for $27.00 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each issued and outstanding share of the Company Common Stock, other than shares (i) held by the Company as treasury stock, (ii) held by the Ultimate Parent, the Buyer or Acquisition Sub, (iii) held by any subsidiary of the Company, the Ultimate Parent (other than the Buyer) or the Buyer (other than the Acquisition Sub) and (iv) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the Delaware General Corporation Law (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company, the Ultimate Parent and the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and the Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement by the parties thereto and the substantial remainder of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Ultimate Parent and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Ultimate Parent and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Ultimate Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael F. Wyatt
Michael F. Wyatt Managing Director

ANNEX II

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

AII-1

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

AII-2

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

AII-3

appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

AII-4